UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KnowBe4, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1	NAME OF REPORTING PERSONS VEPF VII SPV I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,875,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%**
14	TYPE OF REPORTING PERSON PN

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), using the 11,239,704 shares of Issuer Class A Common Stock (as defined below) outstanding as disclosed in the Issuer’s Prospectus, dated April 21, 2021 as filed with the Securities and Exchange Commission on April 23, 2021.

1	NAME OF REPORTING PERSONS VEPF VII SPV Holdings I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,557,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,557,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,557,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.4%**
14	TYPE OF REPORTING PERSON PN

*

Represents Issuer Class B Common Stock (as defined below) that is convertible at any time at the option of the holder into one share of Issuer Class A Common Stock. Additionally, each share of Issuer Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Issuer Class A Common Stock upon any transfer.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act using the 11,239,704 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Prospectus, dated April 21, 2021 as filed with the Securities and Exchange Commission on April 23, 2021, plus 14,557,960 shares of Issuer Class B Common Stock beneficially owned by the Reporting Person that are convertible on a one-for-one basis for shares of Issuer Class A Common Stock.

1	NAME OF REPORTING PERSONS Vista Equity Partners Fund VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%**
14	TYPE OF REPORTING PERSON PN

*

Includes 14,557,960 shares of Issuer Class B Common Stock that is convertible at any time at the option of the holder into one share of Issuer Class A Common Stock. Additionally, each share of Issuer Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Issuer Class A Common Stock upon any transfer.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act using the 11,239,704 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Prospectus, dated April 21, 2021 as filed with the Securities and Exchange Commission on April 23, 2021, plus 14,557,960 shares of Issuer Class B Common Stock beneficially owned by the Reporting Person that are convertible on a one-for-one basis for shares of Issuer Class A Common Stock.

1	NAME OF REPORTING PERSONS VEPF VII GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%*
14	TYPE OF REPORTING PERSON OO

*

Includes 14,557,960 shares of Issuer Class B Common Stock that is convertible at any time at the option of the holder into one share of Issuer Class A Common Stock. Additionally, each share of Issuer Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Issuer Class A Common Stock upon any transfer.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act using the 11,239,704 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Prospectus, dated April 21, 2021 as filed with the Securities and Exchange Commission on April 23, 2021, plus 14,557,960 shares of Issuer Class B Common Stock beneficially owned by the Reporting Person that are convertible on a one-for-one basis for shares of Issuer Class A Common Stock.

1	NAME OF REPORTING PERSONS Robert F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,432,960*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,432,960*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,432,960*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7%**
14	TYPE OF REPORTING PERSON IN

*

Includes 14,557,960 shares of Issuer Class B Common Stock that is convertible at any time at the option of the holder into one share of Issuer Class A Common Stock. Additionally, each share of Issuer Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Issuer Class A Common Stock upon any transfer.

**

The percentage set forth above is calculated pursuant to Rule 13d-3 of the Exchange Act using the 11,239,704 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Prospectus, dated April 21, 2021 as filed with the Securities and Exchange Commission on April 23, 2021, plus 14,557,960 shares of Issuer Class B Common Stock beneficially owned by the Reporting Person that are convertible on a one-for-one basis for shares of Issuer Class A Common Stock.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.00001 per share (the “Issuer Class A Common Stock”), of KnowBe4, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 33 N. Garden Avenue, Clearwater, Florida 33755.

Item 2. Identity and Background

(a)-(c), (f). This statement is being jointly filed on behalf of VEPF VII SPV I, L.P., a Delaware limited partnership (“Vista SPV”), VEPF VII SPV I Holdings, L.P., a Delaware limited partnership (“Vista SPV Holdings” and, together with Vista SPV, the “Vista SPV Funds”), Vista Equity Partners Fund VII GP, L.P., a Cayman Islands exempted limited partnership, which serves as the general partner to the Vista SPV Funds (“Fund VII GP”), VEPF VII GP, Ltd., a Cayman Islands exempted company, which serves as the general partner of Fund VII GP (“VEPF UGP”), and Robert F. Smith, an individual and citizen of the United States, who serves as the sole director and one of the members of VEPF UGP.

The entities and persons set forth above are collectively referred to as the “Reporting Persons.” The address of the principal business and principal office of the Vista SPV Funds, Fund VII GP and VEPF UGP is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, CA 94111. The principal business and principal office of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, TX 78701. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

The principal business of the Vista SPV Funds is to make investments primarily in equity or equity-oriented securities of companies in software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Fund VII GP consists of performing the functions of, and serving as, the general partner the Vista SPV Funds, making capital contributions to the Vista SPV Funds and doing all things necessary or incidental thereto. Fund VII GP acts by and through, VEPF UGP, the principal business of which consists of performing the functions of, and serving as, the general partner of Fund VII GP. The principal occupation of Mr. Smith is serving as the Chairman and Chief Executive Officer of Vista Equity Partners Management, LLC, a San Francisco-based private equity management firm.

(d), (e). During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Secondary Purchases of Convertible Preferred Stock

On March 5, 2021, entities affiliated with KKR KI, Elephant Partners and Goldman Sachs, which are stockholders of the Issuer, sold (i) 4,064,760 shares of the Issuer’s Series A-1 convertible preferred stock; (ii) 3,196,880 shares of the Issuer’s Series B convertible preferred stock; (iii) 739,320 shares of of the Issuer’s Series C convertible preferred stock; and (iv) 6,557,000 shares of of the Issuer’s Series C-1 convertible preferred stock to Vista SPV Holdings, at a purchase price of $20.61 per share, for an aggregate purchase price of approximately $300.0 million. In connection with such transactions, the Issuer entered into certain Preferred Stock Transfer and Purchase Agreements with the entities affiliated with each of KKR KI, Elephant Partners and Goldman Sachs and Vista SPV Holdings as well as certain other investors. These acquisitions by Vista SPV Holdings were financed with borrowings under a credit facility with Wells Fargo Bank, N.A. A portion of such borrowings has been repaid with capital contributions from Vista SPV Holdings’ partners.

Each share of Series A-1 convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series C-1 convertible preferred stock held by Vista SPV Holdings converted into one share of the Issuer’s Common Stock, and immediately thereafter converted into one share of Class B common stock, par value $0.00001 per share (the “Issuer Class B Common Stock”), or an aggregate of 14,557,960 shares of Issuer Class B Common Stock, immediately prior to the closing of the Issuer’s initial public offering (the “IPO”) on April 26, 2021. Each share of Issuer Class B Common Stock is convertible at any time at the option of the holder into one share of Issuer Class A Common Stock. Additionally, each share of Issuer Class B Common Stock will, subject to certain exceptions, convert automatically into one share of Issuer Class A Common Stock upon any transfer.

Purchase in IPO

Vista SPV purchased an aggregate of 1,875,000 shares of Issuer Class A Common Stock in the IPO at a purchase price of $16.00 per share for an aggregate purchase price of $30.0 million. This acquisition by Vista SPV was financed with borrowings under a credit facility with Wells Fargo Bank, N.A.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of convertible preferred stock, which converted into Issuer Class B Common Stock, and the shares of Issuer Class A Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Issuer Class A Common Stock in the open market, in connection with issuances by the Issuer or sales by other stockholders in transactions registered under the Securities Act, in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of the shares of Issuer Class A Common Stock or Issuer Class B Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Issuer or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Issuer Class A Common Stock or the Issuer Class B Common Stock, if applicable; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b). As of April 26, 2021, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

•

Vista SPV may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 1,875,000 shares of Issuer Class A Common Stock, representing approximately 16.7% of Issuer Class A Common Stock outstanding as of April 26, 2021;

•

Vista SPV Holdings may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 14,557,960 shares of Issuer Class B Common Stock, representing approximately 56.4% of the Issuer Class A Common Stock outstanding as of April 26, 2021; and

•

the Reporting Persons, other than the Vista SPV Funds, may be deemed to have shared voting and dispositive power with respect to (and therefore beneficially own) 16,432,960 shares of Issuer Class A Common Stock, representing approximately 63.7% of Issuer Class A Common Stock outstanding as of April 26, 2021.

The percentages set forth above are calculated using the 11,239,704 shares of Issuer Class A Common Stock outstanding as disclosed in the Issuer’s Prospectus, dated April 21, 2021 as filed with the Securities and Exchange Commission on April 23, 2021, plus, in the case of all Reporting Persons, other than Vista SPV, 14,557,960 shares of Issuer Class B Common Stock beneficially owned by the Reporting Persons that are convertible on a one-for-one basis for shares of Issuer Class A Common Stock.

Except as set forth above, none of the Reporting Persons owns any other shares of Issuer Class A Common Stock or Issuer Class B Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the shares of Issuer Class A Common Stock or Issuer Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c). Please see Item 3 above. Vista SPV purchased from the Issuer in the IPO, an aggregate of 1,875,000 shares of Issuer Class A Common Stock, at a purchase price of $16.00 per share, for an aggregate purchase price of $30.0 million.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Issuer Class A Common Stock or Issuer Class B Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Lock-Up Agreements

In connection with the closing of the IPO, the Reporting Persons and substantially all other holders of the Issuer’s capital stock entered into lockup agreements (the “Lockup Agreements”) with the underwriters of the IPO. Pursuant to the Lockup Agreements, subject to certain exceptions, such Reporting Persons agreed not to offer, sell or transfer any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters for a period of 180 days after April 26, 2021 (the “restricted period”).

In addition, such Reporting Persons agreed that, without the prior written consent of each of the underwriters, they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

A copy of the form of Lockup Agreement is filed as Exhibit 10.1 to this filing and is incorporated by reference herein.

Registration Rights

On July 2, 2019, the Issuer entered into an Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”) with several stockholders. The Investors’ Rights Agreements governs, among other things, the rights of several stockholders and their transferees, which include the Reporting Persons, to require the Issuer to register the offer and sale of their shares, or to include their shares in any registration statement the Issuer files. Pursuant to the Investors’ Rights Agreement, the registration rights include demand registration rights beginning 180 days following the completion of the IPO, the filing of a registration statement on Form S-3 as soon as reasonably practicable after the Issuer is eligible to use Form S-3, together with takedown offerings thereunder from time to time, and certain “piggyback” registration rights. The Issuer will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.

The registration rights terminate upon the earliest of (i) the date that is five years after the completion of the IPO, (ii) immediately prior to the completion of certain liquidation events and (iii) as to a given holder of registration rights, the date after the completion of the IPO when such holder of registration rights can sell all of such holder’s registrable securities during any 90-day period pursuant to Rule 144 promulgated under the Securities Act.

Vista SPV Holdings joined as a party to the Investors’ Rights Agreement in connection with the secondary purchases described in Item 3 above. A copy of the Investors’ Rights Agreement, which includes the registration rights described above, is filed as Exhibit 10.2 to this filing and is incorporated by reference herein.

Joint Filing Agreement

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.1 hereto.

Except as set forth in this Item 6 and the joint filing agreement attached as Exhibit 99.1 hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

10.1	Form of Lock-up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 to the Registration Statement on Form S-1/A filed by the Issuer on April 12, 2021 (File No. 333-254518)).

10.2	Amended and Restated Investors’ Rights Agreement, dated as of July 2, 2019, by and among the Issuer and certain holders of capital stock (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer on March 19, 2021 (File No. 333-254518)).

99.1	Joint Filing Agreement, dated May 6, 2021, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2021

VEPF VII SPV I, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII SPV I HOLDINGS, L.P.

By:	Vista Equity Partners Fund VII GP, L.P., its general partner

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VISTA EQUITY PARTNERS FUND VII GP, L.P.

By:	VEPF VII GP, Ltd., its general partner

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

VEPF VII GP, LTD.

By:	/s/ Robert F. Smith
Name:	Robert F. Smith
Title:	Director

/s/ Robert F. Smith
Robert F. Smith